CONTRACTUAL OBLIGATIONS OF THE COMPANY

The following table presents, as at December 31, 2004, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

	Payments due by period
Contractual obligations	Total	Less than	1-3	3-5	More than
		1year	years	years	5 years
Long-term debt obligations	$26,440	$23,400	$3,040	$ --	$ --
Purchase obligations	--	--	--	--	--
Other long term obligations	12,683	--	--	--	12,683
Total contractual obligations	$39,123	$23,400	$3,040	$ --	$12,683